Community Partners Bancorp
1250 Highway 35 South
Middleton, NJ 07748

August 30, 2012

VIA EMAIL AND EDGAR
ATTN: Michael F. Johnson
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Community Partners Bancorp
Registration Statement on Form S-3
File No. 333-183371

Ladies and Gentlemen:

Pursuant to Rule 477, Community Partners Bancorp (the “Company”) hereby requests that the Company’s Registration Statement on Form S-3 (File No. 333-183371) be withdrawn.  The Company has been advised by the Staff that the Company is not eligible to use Form S-3 to register the Company’s Senior Non-Cumulative Perpetual Preferred Stock, Series C (the “Series C Stock”) under the Securities Act of 1933, as amended.

Neither the Company nor the owner of the Series C Stock has sold any shares of the Series C Stock in connection with the proposed offering.

Please contact Ned Hogan at (856) 857-4004 or Wes Kelso at (717) 399-6632 of Stevens & Lee with any questions you may have concerning this request, and please notify either of them when this request has been granted.

Very truly yours,

COMMUNITY PARTNERS BANCORP

By: /s/ A. Richard Abrahamian
Name: A. Richard Abrahamian
Title: Executive Vice President and Chief
Financial Officer

cc:	Stevens & Lee
Edward C. Hogan
Wesley R. Kelso
William D. Moss